Quarterly Review - September 30, 2008
FMI Large Cap Fund
Investment Objective
The Fund seeks long-term capital appreciation through the purchase of a limited number of large capitalization value stocks.
Manager - The FMI Large Cap Fund (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin. FMI, founded in 1980, manages approximately $4.2 billion in private accounts, pensions, Taft-Hartley accounts, endowments and mutual funds. FMI is 100% employee owned.
Investment Professionals - Ted D. Kellner, CFA, and Patrick J. English, CFA, are primarily responsible for the day-to-day management of the Fund.
Strategy - The Fund buys good businesses at value prices. Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy. The FMI Large Cap Fund holds approximately 20-25 stocks, with most major industry groups represented. It is a non-diversified investment company; please see the prospectus for further details. Many studies show the benefits of diversification drop dramatically after ten stocks; nevertheless, we still expect the Fund to be somewhat more volatile than a typical large cap value fund.
Fund Information
Inception Date	12/31/2001
Net Assets	$1133.7 million
Net Asset Value	$13.65
Expense Ratio	1.00%
Ticker	FMIHX
Top Ten Holdings
Wal-Mart Stores, Inc.	5.6%
Kimberly-Clark Corp.	5.0%
Cintas Corp.	5.0%
Accenture Ltd.	4.6%
General Electric Co.	4.2%
Diageo PLC - SP-ADR	4.1%
Cardinal Health, Inc.	4.1%
Bank of New York Mellon Corp.	3.9%
Robert Half International Inc.	3.9%
Grainger (W.W.), Inc.	3.9%
Portfolio Characteristics
Weighted average market cap	$55.0 billion
Median market cap	$27.0 billion
P/E ratio (forward 4 quarters)	13.1x
Estimated L-T earnings growth rate	10.5%
Return on equity (ROE)	19.0%
Number of holdings	24
Top Ten Sectors
Performance	Q3 2008	One Year	Three Years	Five Years	Since Inception
Fund	-4.61%	-12.58%	4.14%	9.21%	6.79%
S&P 500[1]	-8.37%	-21.98%	0.22%	5.16%	2.09%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/31/01. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The financial crisis gathered speed through the end of the quarter and into October, resulting in significant stock declines. The portfolio is attractively valued for investors with a long-term horizon.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The S & P's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The S & P's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.